April 27, 2009

Via EDGAR and Facsimile

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Petaquilla Minerals Ltd.

Form 20-F/A for the Transition Period Ended May 31, 2008

Filed November 26, 2008

Form 6-K Furnished November 28, 2008

Response letter dated March 13, 2009

File No. 000-26296

Dear Mr. Hiller:

Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responding to your letter dated April 6, 2009, relating to the above-referenced filings (the “Filings”).  The comments contained in that letter and the Company’s responses are set forth below.

FORM 20-F/A FOR THE TRANSITION PERIOD ENDED MAY 31, 2008

FORM 20-F FOR THE TRANSITION PERIOD ENDED MAY 31, 2008

GENERAL

SEC COMMENT:

1.

We note that although you agreed to revise various disclosures in response to prior comments, you did not submit the specific revisions that you propose for some of your responses.  Therefore, we may have further comment after this information is made available for review.  Please submit a draft amendment to your Form 20-F marked to show all revisions that you intend to make in response to prior comments and the additional comments included in this letter.

PETAQUILLA’S RESPONSE:

Per our conversation, the Company will use its best efforts to submit a draft amendment to its Form 20-F (the “Draft Form 20-F/A”) to the staff (the “Staff”) of the Commission marked to show all revisions that the Company intends to make in response to prior comments and the additional comments included in this letter on or before May 19, 2009.  Nevertheless, in light of the request in Comment 2 below, meeting such deadline may prove difficult.  If the Company encounters difficulties, additional time may be required to submit the Draft Form 20-F/A.  If such circumstances arise, the Company will contact you to make you aware of such difficulties and the anticipated delay associated with providing such Draft Form 20-F/A.

FINANCIAL STATEMENTS

SEC COMMENT:

2.

We have read the reasons you provided for changing your fiscal year end from January 31 to April 30, and from April 30 to May 31, in your letter dated February 26, 2009.  We have consulted with our Division Chief Accountant’s Office regarding your financial presentations, including the periods in excess of twelve months, and believe that an amendment to your filing will be necessary.  We ask that you provide audited financial statements covering each of the following periods in an amendment to your Form 20-F:

•

twelve month period ended January 31, 2007

•

three month period ended April 30, 2007

•

twelve month period ended April 30, 2008

•

one month period ended May 31, 2008

In addition, please disclose the reasons for each change in fiscal year end in Note 1 to your financial statements and within the introductory section of your MD&A.

We also ask that you consult with the British Columbia Securities Commission and the Securities and Exchange Commission before undertaking any further changes in your fiscal year end.  Please contact us by telephone if you require clarifications or further guidance.

PETAQUILLA’S RESPONSE:

Per our conversation, the Company will submit the audited financial statements, the revised Note to such financial statements and the revisions to the Company’s MD&A as requested in this Comment 2 with its Draft Form 20-F/A and with the amendment to the Company’s Form 20-F filed with the Commission.

ENGINEERING COMMENTS

EXPLORATION – RESULTS OBTAINED BY US OR ON OUR BEHALF, PAGE 40

SEC COMMENT:

3.

We note your response to prior comment 19, regarding the cutoff grade calculation, and understand that you believe a grade of 0.50 g/t was reasonably economic.  Please disclose the underlying assumptions which generated this cutoff value and remove all other resources estimates that are less than the 0.50 g/t.

PETAQUILLA’S RESPONSE:

In October 2005, the Company received a National Instrument 43-101 compliant mineral resource estimate on the Molejon gold deposit from SRK Consulting (Canada) Inc. (“SRK”).  SRK estimated inferred mineral resources at 0.5 g/t cut off were 11.2 million tonnes at 2.48 g/t Au.  The Company used a cut off grade at 0.5g/t for all resources estimates since other mines in the Central America region have operated profitably at a gold price of $500 per ounce using a resource estimate at this cut off. Inferred mineral resources at 0.5, 0.6 and 0.7 g/t Au cut-offs are included in the following table.

Table:  Mineral Resource Estimate at. 0.5, 0.6 and 0.7 g/t Au Cut-Offs

	Inferred Resources
Au g/t Cut -Off	Million Tonnes*	Au g/t	Contained Ounces Au *
0.5	11.2	2.48	893,000
0.6	10.8	2.56	889,000
0.7	10.1	2.68	870,000

(* Note: Tonnes and ounces have been rounded to reflect relative accuracy of the resource estimate.)

SRK found the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration and delineation of the Molejon gold mineralization to be acceptable for resource estimation.

Based on the results of the resource estimate, SRK recommended that the Company proceed with the planned infill drill program, use the infill drill data along with twinned holes to revalidate the previous drilling and surface trench results, and complete specific gravity and mineralogical testwork.  Upon completion of this work, a re-estimation of resources would be warranted in preparation for subsequent engineering studies.  Additional metallurgical and geotechnical work was also recommended in preparation for future engineering work.

The October 2005 SRK report represents an increase of 35% over a pre-National Instrument 43-101 resource estimate of 7.8 million tones grading 2.63 grams for total contained gold of 661,000 ounces using a bottom cut-off grade of 0.500 g/t Au.

In January 2006, during a follow-up trenching program on the Molejon gold deposit, a 200-metre strike length of high-grade gold mineralization in the Central Zone was delineated.  Overall, the trenching program resulted in a significant reinterpretation of the Molejon mineralization - three or more mineralization trends in quartz breccia and silicified andesite breccia extend across the deposit.

At the same time, the Company commenced, and during the course of 2006 completed, a 14,005-metre diamond-drilling program at the Molejon gold deposit.  The drilling program was threefold.  First, the majority of drilling or 11,398 metres consisted of infill drilling in the southern part (the starter pit area) of the deposit to bring the separation between existing drill holes down to 20 to 35 metres.  The Molejon gold deposit was previously diamond drilled in a 124-hole program conducted by Teck, Inmet and the Company (formerly Adrian Resources Ltd.) in 1994-95 on 50-metre grid lines with 40 to 70 metres between holes.  Second, additional resource drilling totaling 1,627 metres was performed on areas where trenching had identified new targets.  Third, the remaining approximately 980 metres focused on condemnation drilling and established the location for the 2,200 tonne per day plant currently being constructed.  Geotechnical drilling was also performed in order to characterize construction conditions.

One of the Company’s objectives when it commenced the 2006 drill program was to confirm the location of the starter pit and to upgrade SRK’s October 2005 inferred mineral resource estimate to an indicated and measured category.  In April 2007, the Company received a National Instrument 43-101 compliant gold resource estimate completed by AAT Mining Services (AquAeTer, Inc. dba AAT Mining Services) that significantly upgraded the prior resource estimate of 893,000 ounces of Inferred gold ounces.  The new resource calculation outlined 405,141 ounces of Measured resources, 109,192 ounces of Indicated resources and 361,011 ounces of Inferred resources at the Molejon Gold deposit.  AAT Mining Services also estimated that 179,934 ounces of the Measured and Indicated ounces contained in the low-grade material have potential for blending with the high-grade to achieve an optimum mill feed without loss of resources. Moreover, drilling confirmed the high-grade area of 1.667 mm tonnes grading 5.0 g/tonne at a cutoff grade of 2.5 g/tonne.

Category	Tonnage	Cut-off (g/tonnes)	Average Grade	Ounces
Measured	6.846 Mio	0.5	1.84	405,141
Indicated	3.121 Mio	0.5	1.09	109,192
Inferred	10.473 Mio	0.5	1.07	361,011

The 361,011 ounces of gold presently defined as Inferred resources are currently being evaluated by infill drilling to 25 metre centres with an aim to convert this resource to Measured and Indicated resources for the Molejon Gold Plant Expansion Feasibility Study. Most of these mineralized drill holes are 50 to 75 metres away from Measured and Indicated mineralized resources.  The on-site Qualified Person, Sean C. Muller, P. Geo., observed and verified that the 2006 drilling and laboratory procedures on the Molejon gold project met or exceeded National Instrument 43-101 standards.  Strict Quality Assurance and Quality control protocols were defined and implemented under his supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

More than 120 new test holes were used to update SRK’s October 2005 resource estimate.

The second objective was to test for additional mineralization.  The additional resource drilling discovered another deeper mineralization trend north of the known resource at Molejon. This new trend, known as the NW Deep, exhibits two cohesive blocks of mineralization, one near the surface and another at a depth of approximately 100 metres. The extension of the known mineralization trends to the NNE, and the WSW continues to be extended through step-out drilling.

The third objective was to confirm the location of the gold processing plant.  Thus, condemnation drilling was conducted to ensure that ore zones do not underlie the proposed plant, related infrastructure, and tailings impoundment sites.

In addition, the results obtained from both the 1994-95 and 2006 diamond-drilling programs will be used to assist in the completion of pit modeling and a feasibility study.

In early 2007, the Company continued drilling by commencing a minimum 40,000 metre exploration and development diamond-drill program focusing on the 20 square kilometer area knows as the El Real Trend, which includes the Company’s 100% owned Molejon deposit and Petaquilla Copper Ltd.’s Botija Abajo/Brazo project zones, and which is open in three directions.  In August and September 2007, the Company released results and details concerning this drill program along the El Real copper gold trend.  At the time, the Company and Petaquilla Copper Ltd. had jointly been active in five different zones in the Petaquilla concession with six drill rigs working on the El Real mineralized gold and copper trend between Molejon and Botija Abajo/Brazo.  Results from several drill holes indicated the zone may be much larger in size than previously estimated, that the area had a new silver zone and confirmed the mineralized trend between the Botija Abajo, Botija Abajo West, Brazo and Molejon open pit. The overall goal of this large scale, wide spaced drill program was to identify and delineate the many targets on the El Real Trend and tie the Botija Abajo/Brazo zone to the Molejon open pit gold deposit.

Two drill rigs were also working on a new extension of the Molejon deposit in the North Central zone outside of the current pit outline. Drill hole 332, included in the first results from this program and located within the south-western part of the current pit design, intercepted high grade mineralization near surface: 9 metres @ 17.24g/t Au. In addition, deep mineralization found in several holes confirmed the Company’s structural model and indicated a significant extension of known mineralized breccias outside of the current designed pit limits. The results offered encouraging support for the Company’s stated goal of increasing resources.  The new hole locations were designed to test mineralization trends suggested by recent resource modeling.  Results from several holes located within the south-western part of the current pit indicated a significant volume of near surface, higher grade material in an area drilled previously on a wide spacing and previously interpreted as a lower grade zone. The results supported upgrading previously low grade material, with new higher grade intervals.

In October 2007, the Company announced the results of an updated NI 43-101 compliant gold resource estimate based on results obtained through September 2007.  AAT Mining Services has estimated a total Measured resource of 532,801 ounces and an Indicated resource of 223,785 ounces at the Molejon Gold deposit (see table below).  Additionally, an Inferred resource of 342,111 ounces at an average grade of 0.872 g/t above a cutoff of 0.5 g/t was estimated. The 123,000 Indicated resource ounces of gold delineated at the nearby Botija Abajo deposit through June 2007 increases the total gold resources at the global Molejon Project by 40% since the last resource estimate announced in April 2007.

Measured

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.5	7,683,176	1.013	7,784,218	250,272
2.5	1,170,618	3.469	4,060,956	130,565
5.0	591,315	7.993	4,726,538	151,964
Total	9,445,109	1.75	16,571,712	532,801

Indicated

Grade cutoff	Tonnes	Au	Au	Au
in g/t		grams/tonne	grams	ounces
.5	5,873,534	0.924	5,426,666	174,474
2.5	345,516	3.236	1,117,982	35,944
5.0	62,508	6.651	415,769	13,367
Total	6,281,558	1.11	6,960,417	223,785

Inferred

Grade Cutoff g/Tonne	Inferred Tonnes	Average Gold Grade g/Tonne	Inferred Gold Grams (contained)	Inferred Gold Troy Ounces (contained)
0.5	12,190,533	0.869	10,589,925	340,479
2.5	18,471	2.747	50,747	1,632
Total	12,209,004	0.872	10,640,672	342,111

Another 342,111 Inferred ounces have been geostatistically shown in a new area northwest of the Molejon Measured and Indicated Resources.

The Company will update its disclosure to include the foregoing in its Draft Form 20-F/A.

*   *   *

As your letter requested, in connection with responding to your comments, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company welcomes the opportunity to discuss the foregoing points further, if necessary, and to clarify any open questions you may have at your convenience.  I can be reached at (604) 694-0021.

Sincerely,

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

Petaquilla Minerals Ltd.

cc:

Graham Scott, VECTOR Corporate Finance Lawyers

Richard Schroeder, Ernst & Young LLP

Thomas M. Rose, Esq., Troutman Sanders LLP